Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

March 4, 2025

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – GGM Macro Alignment ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the GGM Macro Alignment ETF (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Preliminary Proxy Statement and related materials on Schedule 14A (“Preliminary Proxy Statement”). As described in the attached Preliminary Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of a proposed new investment advisory agreement between the Trust, on behalf of the Fund, and Waverly Advisors, LLC (“Waverly”) and a proposed new investment sub-advisory agreement between Waverly and Penserra Capital Management LLC, the Fund’s current sub-adviser, in each case due to the expected acquisition of Grant/GrossMendelsohn, LLC (d/b/a GGM Wealth Advisors), the Fund’s current investment adviser, by Waverly (the “Transaction”). The Transaction is expect to close late first quarter/early second quarter of 2025.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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